August 31, 2018

Via E-mail
Jung Ho Park
President and Chief Executive Officer
SK Telecom Co., Ltd.
SK T-Tower
65, Eulji-ro, Jung-gu, Seoul, Korea

       Re:    SK Telecom Co., Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 27, 2018
              File No. 333-04906

Dear Mr. Park:

       We refer you to our comment letter dated July 27, 2018, regarding business contacts with
Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk


cc:    Larry Spirgel
       Assistant Director
       Division of Corporation Finance